#BHP

News Release

Release time	Immediate
Date	2 November 2000
Number	104/00

BHP First Quarter Profit Report

September 2000

	Quarter ended 30 September
Results Summary	2000	1999	Change %
Revenue ($ million) - Sales revenue	5 228	4 625	+13.0
- Other revenue	187	356	- 47.5
	5 415	4 981	+8.7

Profit from ordinary activities before tax ($ million)	1 067	646	+65.2

Net profit attributable to BHP shareholders ($ million)	715	534	+33.9

Basic earnings per share (cents)	40.1	30.4	+31.9

Significant Features
  a record quarterly profit;
  higher prices for oil, copper and steel;
  benefits from lower A$/US$ exchange rates;
  profits from the Laminaria/Corallina oil fields (North West Australia);
  lower debt levels; and
  half yearly unfranked dividend of 25.0 cents per share.

Group Result and Dividend

Effect of Change in Financial Year

Following the change in financial year end for the BHP Group from 31 May to 30 June effective 30 June 2000, this Profit Report includes an analysis of the results for the quarter ended 30 September 2000 compared with the quarter ended 30 September 1999. In this report all references to the corresponding period are to the quarter ended 30 September 1999.

Effect of Change in Accounting Standard

Following adoption of revised Australian Accounting Standard AASB1018: Statement of Financial Performance, effective 1 July 2000 items which were previously treated as abnormal are now included in the determination of profit or loss from ordinary activities. Prior period results have been restated where appropriate.

Quarter Result

The profit after tax attributable to BHP shareholders for the quarter ended 30 September 2000 was $715 million. This was a record result and an increase of $181 million or 34% compared with the corresponding period.

Basic earnings per share for the quarter ended 30 September 2000 were 40.1 cents compared with 30.4 cents for the corresponding period.

The following major factors affected profit after tax attributable to BHP shareholders for the quarter ended 30 September 2000 compared with the corresponding period:

Prices (positive impact of $240 million)

Higher prices after commodity hedging for oil and copper, and higher LPG prices, increased profit by approximately $190 million compared with the corresponding period. Higher steel and iron ore prices also improved profit by approximately $50 million compared with the corresponding period.

Exchange rates (positive impact of $100 million)

Foreign currency fluctuations net of hedging had a favourable effect of approximately $100 million compared with the corresponding period.

New operations (positive impact of $45 million)

Profits from the Laminaria/Corallina and Buffalo oil fields (North West Australia) contributed approximately $80 million for the period. These were partly offset by increased losses of approximately $35 million from HBI Western Australia and HBI Venezuela, including the expensing of capital to resolve process and operational difficulties at HBI Western Australia.

Volumes (negative impact of $45 million)

Lower petroleum sales volumes at Bass Strait (Victoria) due to natural field decline and lower sales volumes at Escondida (Chile) and Ok Tedi (PNG) due to copper concentrate shipment delays decreased profits by approximately $65 million compared with the corresponding period.

Asset sales (negative impact of $35 million)

Profits from asset sales were approximately $35 million lower than in the corresponding period.

Other (negative impact of $110 million)

The corresponding period included a tax benefit of approximately $110 million arising from finalisation of funding arrangements related to the Beenup mineral sands project.

Dividend

Directors announced that an unfranked dividend of 25.0 cents per share will be paid on 6 December 2000.

Details of the half yearly dividend are included on page 11.

Segment Results (after tax)

Change to Business segments

Following various asset sales and an internal reorganisation, the Services segment ceased to be reported from 1 July 2000.

As a consequence, Transport and Logistics is reported in Steel and remaining Services’ activities including Shared Business Services, Insurances and Corporate Services are reported in Group and unallocated items. Comparative data has been adjusted accordingly. 1999 data for Services mainly relates to profits from businesses which have been sold.

	Quarter ended 30 September

	2000	1999
	$ million	$ million	Change %

Minerals	408	303	+34.7
Petroleum	405	212	+91.0
Steel	156	84	+85.7
Services		6
Net unallocated interest	(107)	(116)
Group and unallocated items	(140)	38
Net profit before outside
equity interests	722	527	+37.0

Outside equity interests	(7)	7

Net profit attributable
to members of the BHP entity	715	534	+33.9

Minerals

Minerals’ result for the quarter was a profit of $408 million, an increase of $105 million or 35% compared with the corresponding period.

Major factors which contributed to the result were:

  favourable effect of the lower A$/US$ exchange rate;
  higher average copper prices, net of hedging; and
  higher iron ore prices.

These were partly offset by:

  lower copper concentrate sales volumes at Escondida and Ok Tedi; and
  increased losses from HBI Western Australia, including the expensing of capital to resolve process and operational difficulties.

The average price booked for copper shipments for the period, after hedging and finalisation adjustments, was US$0.89 per pound (1999 - US$0.74). Finalisation adjustments after tax, representing adjustments on prior period shipments settled in the period, were $15 million favourable (1999 - $18 million favourable).

Unhedged copper shipments not finalised at 30 September 2000 which are expected to be finalised after 30 September 2000 but before 1 January 2001 have been brought to account at US$0.90 per pound. Shipments expected to finalise post 1 January 2001 have been brought to account at US$0.91 per pound. The London Metal Exchange (LME) copper spot price on Friday 29 September 2000 was US$0.90 per pound.

Exploration expenditure was $21 million for the quarter (1999 - $15 million) and the charge against profit was $18 million (1999 - $12 million).

Significant developments during the quarter included:

  BHP and Mitsubishi Development Pty Ltd announced a joint cash offer of $1.20 per share for all ordinary shares in QCT Resources Limited (QCT). In October 2000, the offer by the 50/50–owned bidding vehicle, MetCoal Holdings (Qld) Pty Ltd was increased to $1.30 per share. At 1 November 2000, acceptances had reached 88.5%; and
  BHP reached agreement with Falconbridge Limited on the formation of a joint venture which may lead to the development of the Gag Island nickel laterite project in Indonesia. Falconbridge will spend US$75 million to earn a 37.5 per cent interest in the Gag Island nickel project. It is expected the investment will primarily be directed towards completing a Gag Island project feasibility study over the next two years.

Petroleum

Petroleum’s result for the quarter was a profit of $405 million, an increase of $193 million or 91% compared with the corresponding period.

Major factors which contributed to the result were:

  higher average realised oil price net of commodity hedging of A$50.49 per barrel (1999 - A$28.59 per barrel), reflecting higher US dollar prices (2000 - US$29.01 per barrel; 1999 - US$18.58 per barrel). The average realised oil price before commodity hedging was US$31.58 per barrel (1999 - US$21.09 per barrel);
  profits from the Laminaria/Corallina and Buffalo oil fields which commenced operations in November 1999 and December 1999 respectively;
  favourable effect of lower A$/US$ exchange rate; and
  higher LPG and LNG prices.

These were partly offset by:

  profits in the corresponding period from the sale of assets; and
  lower Bass Strait oil sales volumes.

Oil and condensate production was 17.3% higher than the corresponding period due to the start-up of the Laminaria/Corallina and Buffalo oil fields and additional oil production from Cossack Pioneer (North West Australia). These were partly offset by lower oil volumes due to natural field decline at Bass Strait and the sale of the Kutubu, Gobe and Moran producing fields (PNG) in December 1999.

Natural gas production was 12.7% higher. This was largely attributable to higher nominations at Bruce (UK), higher volumes from Bass Strait due to weather conditions and increased facility capacity of the US producing properties, partly offset by lower volumes at Liverpool Bay (UK) due to a planned shutdown in September 2000.

Exploration expenditure for the quarter was $80 million (1999 - $54 million). Exploration expenditure charged to profit was $45 million (1999 - $41 million).

Significant developments during the quarter included:

  Letters of Intent were signed with Tokyo Gas Co. Ltd and Toho Gas Co. Ltd of Japan for the sale and purchase of liquefied natural gas (LNG) from the North West Shelf (NWS) in Western Australia. The agreements were signed by the six NWS LNG sellers and cover the supply of LNG for a period of 25 years starting in 2004, building to a volume of one million tonnes per annum (mtpa) by 2006. (BHP share 0.17mtpa);
  approval was granted for the development of the Echo/Yodel gas condensate field on the NWS;

  results from the Atlantis-2 appraisal well confirmed a major oil accumulation with a multi-hundred million barrel resource potential. Atlantis-2, located in the Atwater Foldbelt ultra deepwater area of the Gulf of Mexico, encountered oil bearing sands with net pay in excess of 153 metres (500 feet). In October 2000, results of the Atlantis-2 sidetrack well confirmed a lateral extension of the known range of the Atlantis hydrocarbon accumulation of up to 1.6 kilometres (one mile) from the original wellbore, and also confirmed the continuity and quality of the Miocene reservoir sands with a net pay in excess of 92 metres (300 feet true vertical thickness);
  BHP Petroleum acquired a 4.95 per cent interest in the Genesis field in the deep water Gulf of Mexico; and
  a Risk Service Contract was signed with the Algerian national oil company, SONATRACH, for the development of four gas/condensate reservoirs in the Ohanet region of Algeria.

Steel

Steel’s result for the quarter was a profit of $156 million, an increase of $72 million or 86% compared with the corresponding period.

Major factors which contributed to the result were:

  higher international steel prices and the favourable effect of exchange rate movements;
  improved performance from Asian businesses; and
  the sale of the US West Coast steel businesses and the closure of the Newcastle primary operations which made losses in the corresponding period.

Steel despatches from continuing flat and coated operations were 1.24 million tonnes for the quarter, 4.2% above the corresponding period:

- Australian domestic despatches were 0.49 million tonnes, down 5.8%;

- Australian export despatches were 0.54 million tonnes, up 22.7%;

- New Zealand steel despatches were 0.13 million tonnes, down 13.3%; and

- despatches from overseas plants were 0.08 million tonnes, in line with the corresponding period.

Steel despatches from discontinuing operations for the quarter were 0.53 million tonnes, 32.9% below the corresponding period. This was primarily due to the sale of the US West Coast businesses in the fourth quarter of fiscal 2000 and reduced export despatches of long products following the closure of Newcastle primary operations in fiscal 2000.

Significant developments included:

  the signing of a Memorandum of Understanding with e-STEEL Corporation to build and operate a customised, steel-based B2B e-commerce network. The network will utilise e-STEEL’s proprietary STEELDIRECTTM technology platform, enabling buyers and sellers to execute steel transactions on-line. It will initially be open to BHP Steel’s customers in Australia, prior to expansion into key international markets; and
  in October 2000, the schemes of arrangement enabling the spin-out of OneSteel Limited became effective leaving BHP Steel as the Australasian region’s principal flat products steel producer and marketer. From 1 November 2000, BHP Steel will cease reporting results for OneSteel Limited.

Net unallocated interest

Net unallocated interest expense was $107 million for the quarter compared with $116 million for the corresponding period. This decrease was mainly due to significantly lower funding levels, partly offset by higher interest rates in the US and Australia, lower capitalised interest and the unfavourable effect of exchange rate movements.

Group and unallocated items

The result for Group and unallocated items was a loss of $140 million for the quarter compared with a profit of $38 million for the corresponding period. The corresponding period included a tax benefit of $112 million arising from finalisation of funding arrangements related to the Beenup mineral sands project.

The result for the quarter included losses of $86 million after tax from external foreign currency hedging compared with losses of $32 million after tax in the corresponding period.

On 18 October 2000, following appeal by the Australian Taxation Office (ATO) the Full Bench of the Federal Court ruled in favour of the ATO concerning the deductibility of financing costs paid to General Electric Company in connection with the acquisition of the Utah Group in the early 1980s. BHP is seeking leave to appeal to the High Court of Australia. The Company disclosed a contingent liability of $211 million, as at 30 June 2000, in the 2000 Annual Report. No adjustments will be made to the Group accounts pending finalisation of this matter.

Outside equity interests

Outside equity interests’ share of operating profit increased mainly due to adjustments in the corresponding period attributable to minority shareholders of the Moura coal mine following its sale in August 1999.

Consolidated Financial Results

	Quarter ended 30 September

	2000	1999	Change
	$ million	$ million	%
Revenue from ordinary activities
Sales	5 228	4 625	+13.0
Interest revenue	22	17	+29.4
Other revenue	165	339	-51.3
	5 415	4 981	+8.7

Profit from ordinary activitites before
depreciation, amortisation and borrowing costs	1 746	1 291	+35.2

Deduct: Depreciation and amortisation	524	480	+9.2
Borrowing costs (1)	155	165	-6.1
Profit from ordinary activities before tax	1 067	646	+65.2

Deduct: Tax expense attributable to ordinary activities	345	119	+189.9

Net profit	722	527	+37.0

Outside equity interests in net profit	(7)	7

Net profit attributable to members of the BHP Entity	715	534	+33.9

Average A$/US$ hedge settlement rate	57¢	65¢

(1) Excludes capitalised interest of	$1m	$9m

Consolidated Financial Results

Revenue

Sales revenue of $5,228 million increased by $603 million or 13.0% compared with the corresponding period. This mainly reflects the effect of the lower A$/US$ exchange rate, and higher crude oil, copper, LPG and LNG prices. Other revenue, including interest income, decreased by $169 million mainly reflecting lower proceeds from asset sales. Total revenue increased by $434 million to $5,415 million.

Depreciation and Amortisation

Depreciation and amortisation charges increased by $44 million to $524 million. This mainly reflects depreciation on recently commissioned operations and the unfavourable effect of exchange rate variations, partly offset by depreciation in the corresponding period on businesses now sold.

Borrowing Costs

Borrowing costs decreased by $10 million to $155 million, mainly due to significantly lower funding levels, partly offset by higher interest rates in the US and Australia, lower capitalised interest and the unfavourable effect of exchange rate movements.

Tax Expense

Tax expense of $345 million for the quarter represented an effective tax rate of 32.3% (1999 – 18.4%). This is lower than the nominal Australian tax rate of 34% primarily due to recognition of tax benefits in respect of certain prior year overseas exploration expenditure, partly offset by overseas exploration expenditure for which no deduction is presently available, and non-deductible interest expense on preference shares.

Statutory Information
		Quarter ended
		30 September
		2000	1999

	Basic earnings per share (cents) (1)	40.1	30.4

	Diluted earnings per share (cents) (2)	39.5	29.7

	Basic earnings per American Depositary Share (US cents) (3)	43.4	39.7

(1)	Based on net profit after tax attributable to members of the BHP Entity divided by the weighted average
	number of fully paid ordinary shares. The weighted average number of shares was 1,782,544,570
	(1999 - 1,758,133,014).

(2)	Based on adjusted net profit after tax attributable to members of the BHP entity divided by the weighted
	average number of fully paid ordinary shares adjusted for the effect of Employee Share Plan options,
	Executive Share Scheme partly paid shares and Performance Rights to the extent they were dilutive at
	balance date. The weighted average diluted number of shares was 1,827,116,707 (1999 - 1,825,529,114).

(3)	Each American Depositary Share (ADS) represents two fully paid ordinary shares. Translated at the
	noon buying rate on Friday 29 September 2000 as certified by the Federal Reserve Bank of New York

Financial Data

The financial data upon which this report has been based complies with the requirements of the Corporations Law, with all applicable Australian Accounting Standards and Urgent Issues Group Consensus Views, and gives a true and fair view of the matters disclosed. The results are unaudited. The Company has a formally constituted Audit Committee of the Board of Directors.

This report is made in accordance with a resolution of the Board of Directors.

Half Yearly Dividend

Directors announced that a half yearly unfranked dividend of 25.0 cents per fully paid ordinary share will be paid on 6 December 2000, the same as the dividend in the corresponding period.

The record date for payment of the dividend will be 17 November 2000. American Depositary Shares (ADSs) each represent two fully paid ordinary shares and receive dividends accordingly. The record date for ADSs is 16 November 2000.

Transfer documents will be accepted for registration at the Company’s share registers (and in the case of the ADSs the US Depositary) at the following addresses:

Australia 5th Floor

BHP Petroleum Plaza

120 Collins Street

Melbourne Victoria 3000

UK Computershare Services plc

The Pavilions

Bridgwater Road

Bedminster Down

Bristol BS13 8AR

USA Morgan Guaranty Trust Company of New York

Shareholder Services

MS 45 - 02 - 54

150 Royall Street

Canton MA 02021

R A St John

Company Secretary

BHP Limited

****

For information contact:

Media Relations: Mandy Frostick – Manager Media Relations

Phone (61 3) 9609 4157

Mobile (61) 419 546 245

E-mail: frostick.mandy.mj@bhp.com.au

Investor Relations: Robert Porter - Vice President Investor Relations

Phone (61 3) 9609 3540

Mobile (61) 419 587 456

E-mail: porter.robert.r@bhp.com.au

Investor Relations Houston: Francis McAllister - Vice President Investor Relations

Phone (1 713) 961 8625

E-mail: mcallister.francis.fr@bhp.com.au

Supplementary Information – Segment Results
Quarterly comparison - September 2000 with September 1999 (1)
Quarter ended 30 September 2000 ($ million)
Revenue(2)				Profit

	Other				Dep'n &	Borrowing			Net
Sales	revenue	Total		EBITDA(3)	amort'n	costs	EBT(4)	Tax	profit
2 124	45	2 169	Minerals	803	(205)	-	598	(190)	408
1 473	7	1 480	Petroleum	811	(219)	-	592	(187)	405
2 004	22	2 026	Steel	320	(97)	-	223	(67)	156
-	19	19	Net unallocated interest	19	-	(155)	(136)	29	(107)
(126)	94	(32)	Group and unallocated items(5)	(207)	(3)	-	(210)	70	(140)
5 228	187	5 415	BHP Group	1 746	(524)	(155)	1 067	(345)	722
Quarter ended 30 September 1999 ($ million)
Revenue(2)				Profit

	Other				Dep'n &	Borrowing			Net
Sales	revenue	Total		EBITDA(3)	amort'n	costs	EBT(4)	Tax	profit
2 071	142	2 213	Minerals	657	(210)	-	447	(144)	303
983	215	1 198	Petroleum	463	(150)	-	313	(101)	212
2 048	23	2 071	Steel	243	(112)	-	131	(47)	84
115	-	115	Services	12	(3)	-	9	(3)	6
-	11	11	Net unallocated interest	11	-	(165)	(154)	38	(116)
(69)	-	(69)	Group and unallocated items(5)	(95)	(5)	-	(100)	138	38
4 625	356	4 981	BHP Group	1 291	(480)	(165)	646	(119)	527

(1) Before outside equity interests.
(2) Revenues do not add to the BHP Group figure due to intersegment transactions.
(3) EBITDA is earnings before borrowing costs, tax, and depreciation and amortisation.
(4) EBT (earnings before tax) is EBIT (earnings before borrowing costs and tax)
for all Businesses excluding Net unallocated interest and BHP Group.
(5) Includes consolidation adjustments and unallocated items.

Supplementary Information – Segment Results
Quarterly comparison - September 2000 with June 2000 (1)
Quarter ended 30 September 2000 ($ million)
Revenue (2)				Profit

	Other				Dep'n &	Borrowing			Net
Sales	revenue	Total		EBITDA(3)	amort'n	costs	EBT(4)	Tax	profit
2 124	45	2 169	Minerals	803	(205)	-	598	(190)	408
1 473	7	1 480	Petroleum	811	(219)	-	592	(187)	405
2 004	22	2 026	Steel	320	(97)	-	223	(67)	156
-	19	19	Net unallocated interest	19	-	(155)	(136)	29	(107)
(126)	94	(32)	Group and unallocated items(5)	(207)	(3)	-	(210)	70	(140)
5 228	187	5 415	BHP Group	1 746	(524)	(155)	1 067	(345)	722
Quarter ended 30 June 2000 ($ million)
Revenue (2)				Profit

	Other				Dep'n &	Borrowing			Net
Sales	revenue	Total		EBITDA(3)	amort'n	costs	EBT(4)	Tax	profit
2 094	88	2 182	Minerals	622	(208)	-	414	(53)	361
1 466	141	1 607	Petroleum	802	(260)	-	542	(165)	377
2 232	574	2 806	Steel	(16)	(97)	(1)	(114)	(6)	(120)
49	68	117	Services	70	(2)	-	68	-	68
-	22	22	Net unallocated interest	22	-	(156)	(134)	19	(115)
(109)	3	(106)	Group and unallocated items(5)	(226)	(4)	-	(230)	67	(163)
5 464	896	6 360	BHP Group	1 274	(571)	(157)	546	(138)	408

(1) Before outside equity interests.
(2) Revenues do not add to the BHP Group figure due to intersegment transactions.
(3) EBITDA is earnings before borrowing costs, tax, and depreciation and amortisation.
(4) EBT (earnings before tax) is EBIT (earnings before borrowing costs and tax)
for all Businesses excluding Net unallocated interest and BHP Group.
(5) Includes consolidation adjustments and unallocated items.

Supplementary Information – Business Results

Quarter ended	$ million
30 September 2000	(1) Sales revenue	(2) EBITDA	Depreciation & amortisation	(3) Capital & investment expenditure	Exploration (before tax)
					(4) Gross	Charged to profit
Minerals
WA	459	227	31	7
Samarco (5)		13		-
Total Iron Ore	459	240	31	7

Queensland	412	177	29	5
New Mexico	178	53	12	3
Illawarra	100	27	8	1
Kalimantan	91	15	13	-
Total Coal	781	272	62	9

WA	14	(78)	-	22
Venezuela (5)		(10)		72
Total HBI	14	(88)	-	94

Escondida	379	211	44	26
Tintaya	63	19	11	5
Ok Tedi	174	37	29	-
Total Copper	616	267	84	31

Ekati	113	79	11	7
Cannington	114	52	12	6
Other businesses (6)	30	8	1	-
Development	1	(15)	2	-
Intra divisional adjustment	(6)	1
Divisional activities	2	(13)	2	1
	2 124	803	205	155	21	18
Petroleum (7)
Bass Strait	551	307	46	29
North West Shelf	320	239	27	15
Liverpool Bay	114	78	33	21
Other Businesses	486	272	113	149
Marketing activities	91	3	-	-
Intra-divisional adjustment	-	-
Divisional activities	(89)	(88)	-	-	80	45
	1 473	811	219	214	80	45
Steel
Flat Products (8)	640	130	37	9
Coated Products	885	132	27	3
Discontinuing Operations (9)	670	66	28	14
Intra-divisional adjustment	(641)	(21)
Divisional activities	42	(13)	(1)	-
Transport and Logistics	408	26	6	5
	2 004	320	97	31	-	-
Net Unallocated Interest
Group and unallocated items	(126)	(207)	3	17
BHP Group	5 228	1 746	524	417	101	63

(1)		Sales revenues do not add to the BHP Group figure due to intersegment transactions.	Includes North America Copper mining and smelting operations which ceased during the September 1999 quarter, Beenup mineral
(2)		EBITDA is earnings before borrowing costs, tax, and depreciation and amortisation.	Platinum mine where operations have been suspended pending
(3)		Excludes capitalised interest and capitalised exploration.	Petroleum sales revenue includes: Crude oil $1 089 million, Natural gas $111 million, LNG $128 million, LPG $95 million and Other $50 million.
(4)		Includes capitalised exploration: Minerals $3 million and Petroleum $35 million.	(8)	Includes North Star BHP Steel.
(5)		Equity accounted investments.	(9)	Includes the Long Products business (OneSteel).

Supplementary Information – Business Results
Quarter ended		$ million
30 September 1999		(1) Sales revenue	(2) EBITDA	Depreciation & amortisation	(3) Capital & investment expenditure	Exploration (before tax)
						Gross (4)	Charged to profit

Minerals
	WA	352	159	34	5
	Samarco (5)		10		-
	Total Iron Ore	352	169	34	5

	Queensland	363	139	44	20
	New Mexico	148	48	11	1
	Illawarra	90	18	8	2
	Kalimantan	83	23	11	1
	Total Coal	684	228	74	24

	WA	20	(47)	3	8
	Venezuela (5)		(1)		4
	Total HBI	20	(48)	3	12

	Escondida	384	203	39	6
	Tintaya	49	12	11	3
	Ok Tedi	188	65	25	-
	Total Copper	621	280	75	9

	Ekati	103	75	10	-
	Cannington	108	35	11	2
	Other businesses (6)	234	5	1	8
	Development	4	(18)	2	(4)
	Intra divisional adjustment	(12)	-	-	-
	Divisional activities	(43)	(69)	-	(4)
		2 071	657	210	52	15	12
Petroleum (7)
	Bass Strait	425	227	50	49
	North West Shelf	202	148	22	16
	Liverpool Bay	89	59	34	6
	Other Businesses	149	112	44	38
	Marketing activities	333	(2)	-	-
	Intra-divisional adjustment	(144)	-
	Divisional activities	(71)	(81)	-	-	54	41
		983	463	150	109	54	41
Steel
	Flat Products(8)	540	68	35	11
	Coated Products	874	96	30	6
	Discontinuing Operations (9)	982	55	42	12
	Intra-divisional adjustment	(697)	4	-	-
	Divisional activities	27	(8)	(1)	-
	Transport and Logistics	322	28	6	1
		2 048	243	112	30	-	-
Services		115	12	3	1
Net Unallocated Interest			11
Group and unallocated items		(69)	(95)	5	-
BHP Group		4 625	1 291	480	192	69	53

(1)	Sales revenues do not add to the BHP Group figure due to intersegment transactions.			Petroleum sales revenue includes: Crude oil $602 million, Natural gas $79 million, LNG $83 million, LPG $64 million

(2)	EBITDA is earnings before borrowing costs, tax, and depreciation and amortisation.		(8)	Includes North Star BHP Steel. Includes the Long Products business (OneSteel), assets, Lifting Products and strip casting assets.
(3)	Excludes capitalised interest and capitalised exploration.
(4)	Includes capitalised exploration: Minerals $3 million and Petroleum $13 million.
(5)	Equity accounted investments.
(6)	Includes North America Copper mining and smelting operations which ceased during the September 1999 quarter, Beenup mineral sands operation which closed in April 1999, and Hartley Platinum mine where operations have been suspended pending conditional sale.

Restated Financial Information

The information on pages 17 to 22 has been included to provide selected fiscal 2000 comparative data which reflects the change in Business segments described on page 4. Details for the quarter ended 30 September 1999 and the quarter ended 30 June 2000 are provided on pages 13, 14 and 16.

	Year ended 30 June 2000
	$ million
	Sep 99	Dec 99		Mar 00	June 00
	Quarter 1	Quarter 2	Half Year	Quarter 3	Quarter 4	Full Year

Minerals	303	268	571	(496)	361	436
Petroleum	212	365	577	332	377	1 286
Steel	84	180	264	139	(120)	283
Services	6	21	27	(1)	68	94
Net unallocated
interest	(116)	(129)	(245)	(112)	(115)	(472)
Group and
unallocated items	38	(42)	(4)	89	(163)	(78)
Net profit/(loss) before
outside equity interests	527	663	1 190	(49)	408	1 549
Outside equity
interests	7	13	20	3	9	32

Net profit/(loss)
attributable to members
of the BHP Entity	534	676	1 210	(46)	417	1 581

Restated Financial Information

Quarter ended 31 December 1999 ($ million) (1)
Revenue(2)				Profit

	Other				Dep'n &	Borrowing			Net
Sales	revenue	Total		EBITDA(3)	amort'n	costs	EBT(4)	Tax	profit
1 986	94	2 080	Minerals	511	(209)	-	302	(34)	268
940	235	1 175	Petroleum	626	(184)	-	442	(77)	365
1 954	23	1 977	Steel	266	(109)	-	157	23	180
79	77	156	Services	27	(3)	-	24	(3)	21
-	18	18	Net unallocated interest	18	-	(186)	(168)	39	(129)
(53)	80	27	Group and unallocated items(5)	(74)	(2)	-	(76)	34	(42)
4 660	527	5 187	BHP Group	1 374	(507)	(186)	681	(18)	663
Quarter ended 31 March 2000 ($ million) (1)
Revenue(2)				Profit

	Other				Dep'n &	Borrowing			Net
Sales	revenue	Total		EBITDA(3)	amort'n	costs	EBT(4)	Tax	profit
1 957	220	2 177	Minerals	(499)	(200)	-	(699)	203	(496)
1 385	16	1 401	Petroleum	760	(239)	-	521	(189)	332
2 026	53	2 079	Steel	331	(139)	-	192	(53)	139
53	-	53	Services	-	(2)	-	(2)	1	(1)
-	9	9	Net unallocated interest	9	-	(156)	(147)	35	(112)
(65)	4	(61)	Group and unallocated items(5)	(136)	(2)	-	(138)	227	89
5 123	302	5 425	BHP Group	465	(582)	(156)	(273)	224	(49)

(1) Before outside equity interests.
(2) Revenues do not add to the BHP Group figure due to intersegment transactions.
(3) EBITDA is earnings before borrowing costs, tax, and depreciation and amortisation.
(4) EBT (earnings before tax) is EBIT (earnings before borrowing costs and tax)
for all Businesses excluding Net unallocated interest and BHP Group.
(5) Includes consolidation adjustments and unallocated items.

Restated Financial Information
	Quarter ended	$ million
	31 December 1999	Sales	(1)	EBITDA	(2)	Depreciation	Net	Capital &	(3)	Exploration
		revenue				& amortisation	assets	investment		(before tax)
								expenditure		Gross (4)	Charged
											to profit
	Minerals
	WA	333		130		36	1 817	6
	Samarco (5)			20			324	-
	Total Iron Ore	333		150		36	2 141	6

	Queensland	361		101		34	1 297	12
	New Mexico	131		37		11	200	1
	Illawarra	101		15		8	201	6
	Kalimantan	70		17		13	209	1
	Total Coal	663		170		66	1 907	20

	WA	20		(52)		3	1 426	7
	Venezuela (5)			(5)			183	2
	Total HBI	20		(57)		3	1 609	9

	Escondida	353		164		37	2 070	11
	Tintaya	59		13		15	433	2
	Ok Tedi	137		(4)		25	637	1
	Total Copper	549		173		77	3 140	14

	Ekati	72		58		10	482	1
	Cannington	115		33		11	515	2
	Other businesses (6)	224		20		2	(575)	1
	Development	1		(28)		4	246	2
	Intra-divisional adjustment	(5)		2		-	(2)	-
	Divisional activities	14		(10)		-	22	-
		1 986		511		209	9 485	55		20	19
	Petroleum (7)
	Bass Strait	425		248		44	742	32
	North West Shelf	192		134		22	1 193	10
	Liverpool Bay	124		94		46	457	6
	Other Businesses	268		239		72	1 342	55
	Marketing activities	236		4		-	(4)	-
	Intra-divisional adjustment	(231)		-			(8)
	Divisional activities	(74)		(93)		-	4	-		41	29
		940		626		184	3 726	103		41	29
	Steel
	Flat Products (8)	549		81		35	1 904	11
	Coated Products	807		102		28	1 698	5
	Discontinuing Operations (9)	914		75		42	2 823	13
	Intra-divisional adjustment	(671)		(3)		(1)	(53)	1
	Divisional activities	26		(12)		(1)	(15)	-
	Transport and Logistics	329		23		6	203	1
		1 954		266		109	6 560	31		-	-
	Services	79		27		3	(5)	1
	Net Unallocated Interest			18			(9 267)	-
	Group and unallocated items	(53)		(74)		2	292	16
	BHP Group	4 660		1 374		507	10 791	206		61	48

(1)	Sales revenues do not add to the BHP Group figure due to				(6)	Includes North America Copper mining and smelting operations which
	intersegment transactions.					ceased during the September 1999 quarter, Beenup mineral sands
(2)	EBITDA is earnings before borrowing costs, tax, and					operation which was closed in April 1999, and Hartley Platinum mine
	depreciation and amortisation.					where operations have been suspended pending conditional sale.
(3)	Excludes capitalised interest and capitalised exploration.				(7)	Petroleum sales revenue includes: Crude oil $667 million, Natural
(4)	Includes capitalised exploration: Minerals $1 million and					gas $103 million, LNG $86 million, LPG $75 million and
	Petroleum $12 million.					Other $9 million.
(5)	Equity accounted investments.				(8)	Includes North Star BHP Steel.
					(9)	Includes the Long Products business (OneSteel), US steel assets, and
						strip casting assets.

Restated Financial Information
	Quarter ended	$ million
	31 March 2000	Sales (1)	EBITDA	(2)	Depreciation	Capital &	(3)	Exploration
		revenue			& amortisation	investment		(before tax)
						expenditure		Gross (4) (5)	Charged
									to profit (6)
	Minerals
	WA	315	171		33	4
	Samarco (7)		6			-
	Total Iron Ore	315	177		33	4

	Queensland	365	140		30	7
	New Mexico	154	49		12	1
	Illawarra	95	17		6	5
	Kalimantan	101	16		12	-
	Total Coal	715	222		60	13

	WA	17	(1 195)		2	6
	Venezuela (7)		(5)			52
	Total HBI	17	(1 200)		2	58

	Escondida	362	175		44	20
	Tintaya	80	15		16	2
	Ok Tedi	196	36		26	8
	Total Copper	638	226		86	30

	Ekati	101	72		5	10
	Cannington	103	34		12	3
	Other businesses (8)	74	16		-	-
	Development	2	(32)		-	1
	Intra-divisional adjustment	(13)	1		-	-
	Divisional activities	5	(15)		2	(3)
		1 957	(499)		200	116		26	24
	Petroleum (9)
	Bass Strait	495	276		55	26
	North West Shelf	318	233		29	9
	Liverpool Bay	140	116		49	7
	Other Businesses	433	234		106	35
	Marketing activities	415	4		-	-
	Intra-divisional adjustment	(334)	-
	Divisional activities	(82)	(103)		-	-		31	39
		1 385	760		239	77		31	39
	Steel
	Flat Products (9)	539	94		37	13
	Coated Products	881	119		31	4
	Discontinuing Operations (11)	681	98		65	8
	Intra-divisional adjustment	(431)	13		1	-
	Divisional activities	29	(19)		(1)	-
	Transport and Logistics	327	26		6	1
		2 026	331		139	26		-	-
	Services	53	-		2	5
	Net Unallocated Interest		9			-
	Group and unallocated items	(65)	(136)		2	1
	BHP Group	5 123	465		582	225		57	63

(1)	Sales revenues do not add to the BHP Group figure due to			(7)	Equity accounted investments.
	intersegment transactions.			(8)	Includes North America Copper mining and smelting operations
(2)	EBITDA is earnings before borrowing costs, tax, and				which ceased during the September 1999 quarter, Beenup mineral
	depreciation and amortisation.				sands operation which was closed in April 1999, and Hartley
(3)	Excludes capitalised interest and capitalised exploration.				Platinum mine where operations have been suspended pending
(4)	Includes capitalised exploration: Minerals $2 million and				conditional sale.
	Petroleum $7 million.			(9)	Petroleum sales revenue includes: Crude oil $996 million, Natural
(5)	Gross exploration for Petroleum of $31 million comprises current				gas $122 million, LNG $118 million, LPG $95 million and Other
	period expenditure of $44 million adjusted by $13 million				$54 million.
	associated with the Typhoon development which has been			(10)	Includes North Star BHP Steel.
	reclassified from exploration expenditure to capital expenditure.			(11)	Includes the Long Products business (OneSteel), US steel assets,
(6)	Includes $2 million Petroleum exploration expenditure previously				and strip casting assets.
	capitalised, now written off.

Restated Financial Information
	Quarter ended	$ million
	30 June 2000	Sales	(1)	EBITDA	(2)	Depreciation	Net	Capital &	(3)	Exploration
		revenue				& amortisation	assets	investment		(before tax)
								expenditure		Gross (4)	Charged
											to profit
	Minerals
	WA	425		195		32	1 521	7
	Samarco (5)			15			348	14
	Total Iron Ore	425		210		32	1 869	21

	Queensland	370		117		34	1 148	21
	New Mexico	152		50		13	216	17
	Illawarra	111		28		7	189	5
	Kalimantan	98		(3)		14	189	-
	Total Coal	731		192		68	1 742	43

	WA	14		(65)		-	259	21
	Venezuela (5)			(5)			283	44
	Total HBI	14		(70)		-	542	65

	Escondida	413		195		39	2 295	49
	Tintaya	65		8		15	427	9
	Ok Tedi	190		15		28	665	17
	Total Copper	668		218		82	3 387	75

	Ekati	67		58		10	527	17
	Cannington	141		44		11	493	4
	Other businesses (6)	43		23		2	(634)	-
	Development	5		(40)		3	349	4
	Intra divisional adjustment	(8)		(1)		-	(3)	-
	Divisional activities	8		(12)		-	19	-
		2 094		622		208	8 291	229		40	37
	Petroleum (7)
	Bass Strait	505		334		48	631	34
	North West Shelf	304		221		49	1 159	12
	Liverpool Bay	169		134		57	527	10
	Other Businesses	392		224		106	1 135	91
	Marketing activities	403		8		-	(15)	1
	Intra-divisional adjustment	(234)		-			(7)
	Divisional activities	(73)		(119)		-	4	-		121	81
		1 466		802		260	3 434	148		121	81
	Steel
	Flat Products (8)	639		81		35	1 904	20
	Coated Products	954		145		36	1 677	16
	Discontinuing Operations (9)	875		(215)		16	2 061	162
	Intra-divisional adjustment	(676)		3		-	(44)	(1)
	Divisional activities	36		(53)		(2)	(39)	(12)
	Transport and Logistics	404		23		12	180	5
		2 232		(16)		97	5 739	190		-	-
	Services	49		70		2	(5)	1
	Net Unallocated Interest			22			(7 007)
	Group and unallocated items	(109)		(226)		4	553	108
	BHP Group	5 464		1 274		571	11 005	676		161	118

(1)	Sales revenues do not add to the BHP Group figure due to				(6)	Includes North America Copper mining and smelting
	intersegment transactions.				operations which ceased during the September 1999 quarter,
(2)	EBITDA is earnings before borrowing costs, tax, and				Beenup mineral sands operation which was closed in April
	depreciation and amortisation.				1999, and Hartley Platinum mine where operations have been
(3)	Excludes capitalised interest and capitalised exploration.				suspended pending conditional sale.
(4)	Includes capitalised exploration: Minerals $3 million and				(7)	Petroleum sales revenue includes: Crude oil $1 010 million,
	Petroleum $40 million.				Natural gas $126 million, LNG $111 million, LPG $72 million
(5)	Equity accounted investments.				and Other $147 million.
					(8)	Includes North Star BHP Steel.
					(9)	Includes the Long Products business (OneSteel) and US Steel assets.

Restated Financial Information
	Year ended	$ million
	30 June 2000	Sales (1)	EBITDA	(2)	Depreciation	Net	Capital &	(3)	Exploration
		revenue			& amortisation	assets	investment		(before tax)
							expenditure		Gross (4)	Charged
										to profit (5)
	Minerals
	WA	1 425	655		135	1 521	22
	Samarco (6)		51			348	14
	Total Iron Ore	1 425	706		135	1 869	36

	Queensland	1 459	497		142	1 148	60
	New Mexico	585	184		47	216	20
	Illawarra	397	78		29	189	18
	Kalimantan	352	53		50	189	2
	Total Coal	2 793	812		268	1 742	100

	WA	71	(1 359)		8	259	42
	Venezuela (6)		(16)			283	102
	Total HBI	71	(1 375)		8	542	144

	Escondida	1 512	737		159	2 295	86
	Tintaya	253	48		57	427	16
	Ok Tedi	711	112		104	665	26
	Total Copper	2 476	897		320	3 387	128

	Ekati	343	263		35	527	28
	Cannington	467	146		45	493	11
	Other businesses (7)	575	64		5	(634)	9
	Development	12	(118)		9	349	3
	Intra divisional adjustment	(38)	2		-	(3)	-
	Divisional activities	(16)	(106)		2	19	(7)
		8 108	1 291		827	8 291	452		101	92
	Petroleum (8)
	Bass Strait	1 850	1 085		197	631	141
	North West Shelf	1 016	736		122	1 159	47
	Liverpool Bay	522	403		186	527	29
	Other Businesses	1 242	809		328	1 135	219
	Marketing activities	1 387	14		-	(15)	1
	Intra-divisional adjustment	(943)	-			(7)
	Divisional activities	(300)	(396)		-	4	-		247	190
		4 774	2 651		833	3 434	437		247	190
	Steel
	Flat Products (9)	2 267	324		142	1 904	55
	Coated Products	3 516	462		125	1 677	31
	Discontinuing Operations (10)	3 452	13		165	2 061	195
	Intra-divisional adjustment	(2 475)	17		-	(44)	-
	Divisional activities	118	(92)		(5)	(39)	(12)
	Transport and Logistics	1 382	100		30	180	8
		8 260	824		457	5 739	277		-	-
	Services	296	109		10	(5)	8
	Net Unallocated Interest		60		-	(7 007)	-
	Group and unallocated items	(296)	(531)		13	553	125
	BHP Group	19 872	4 404		2 140	11 005	1 299		348	282

(1)	Sales revenues do not add to the BHP Group figure due to			(7)	Includes North America Copper mining and smelting operations
	intersegment transactions.			which ceased during the September 1999 quarter, Beenup mineral
(2)	EBITDA is earnings before borrowing costs, tax, and			sands operation which was closed in April 1999, and Hartley
	depreciation and amortisation.			Platinum mine where operations have been suspended pending
(3)	Excludes capitalised interest and capitalised exploration.			conditional sale.
(4)	Includes capitalised exploration: Minerals $9 million and			(8)	Petroleum sales revenue includes: Crude oil $3 274 million,
	Petroleum $67 million.			Natural gas $430 million, LNG $398 million, LPG $305 million
(5)	Includes $10 million Petroleum exploration expenditure			and Other $367 million.
	previously capitalised, now written off.			(9)	Includes North Star BHP Steel.
(6)	Equity accounted investments.			(10)	Includes the Long Products business (OneSteel), Newcastle
				primary steelmaking operations, US steel assets, Lifting Products
				and strip casting assets.

Supplementary Information - Foreign exchange & commodity price management
Foreign exchange management
The table below provides information as at 30 September 2000 regarding the Group's significant derivative financial instruments used to hedge US dollar sales revenues that are sensitive to changes in exchange rates for the forthcoming twelve months.
		Weighted average A$/US$ exchange rate			Contract amounts
		Forwards	Call options	Put options	US$ million

US Dollars
Q2	- forwards	0.6931	-	-	350
	- collar options	-	0.6608	0.6235	100
	- purchased options	-	-	-	-

Q3	- forwards	0.7069	-	-	270
	- collar options	-	0.6597	0.6292	160
	- purchased options	-	0.5500	-	10

Q4	- forwards	0.7052	-	-	270
	- collar options	-	0.6572	0.6254	120
	- purchased options	-	0.5500	-	40

Q1	- forwards	0.6954	-	-	300
2002	- collar options	-	0.6678	0.6372	60
	- purchased options	-	0.5500	-	10

Commodity price management

The table below provides information as at 30 September 2000 regarding the Group's significant derivative financial instruments that are sensitive to changes in certain commodity prices for the forthcoming twelve months.
		Weighted average price			Contract amounts
		Forwards	Put options	Call options	(000's)

Copper
Q2	- forwards	US $0.82/lb	-	-	7,110 lbs
	- collar options	-	US $0.74/lb	US $0.90/lb	73,249 lbs
	- purchased options	-	US $0.74/lb	-	24,802 lbs
	- purchased options	-	-	US $0.90/lb	73,249 lbs

Q3	- forwards	-	-	-	-
	- collar options	-	-	-	-
	- purchased options	-	-	-	-
	- purchased options	-	-	-	-

Q4	- forwards	-	-	-	-
	- collar options	-	-	-	-
	- purchased options	-	-	-	-
	- purchased options	-	-	-	-
- forwards
Q1	- forwards	-	-	-	-
2002	- collar options	-	-	-	-
	- purchased options	-	-	-	-
	- purchased options	-	-	-	-

Crude oil
Q2	- forwards	US $19.96 bbl	-	-	2,775 bbls
	- collar options	-	-	-	-
	- purchased options	-	-	-	-

Q3	- forwards	US $22.23 bbl	-	-	2,425 bbls
	- collar options	-	-	-	-
	- purchased options	-	-	-	-

Q4	- forwards	US $22.42 bbl	-	-	2,200 bbls
	- collar options	-	-	-	-
	- purchased options	-	-	-	-

Q1	- forwards	-	-	-	-
2002	- collar options	-	-	-	-
	- purchased options	-	-	-	-

lbs - pounds; bbls - barrels